UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Appointment of Mr. Lau Yun Chau as an Independent Director

On June 9, 2026, the board of directors (the “Board”) of Wellchange Holdings Company Limited (the “Company”) appointed Mr. Lau Yun Chau (“Mr. Lau Yun Chau”) as an independent director of the Company. Mr. Lau Yun Chau executed his consent to act as a director of the Company on June 10, 2026, and his appointment became effective on June 10, 2026. Mr. Lau Yun Chau previously served as an independent director of the Company from October 2024 until his resignation in February 2026.

Mr. Lau Yun Chau has more than 8 years of experience in the advertising industry. From July 2022 to the present, Mr. Lau has been working as a Sales Manager at Channel C. From March 2022 to April 2022, he worked as a Business Development Manager at HKET. From July 2012 to February 2022, he worked as a Corporate Account Manager (Sales) at New iMedia Solution Ltd. From January 2012 to June 2012, he worked as a Members Relations Assistant Manager at The Hong Kong Jockey Club. From August 2010 to January 2012, he worked as an Assistant Manager (Club House and Leisure) at Kiu Lok Service Management Co., Ltd. From April 2010 to June 2010, he worked as a Guest Services Officer at Empire Hotel. From July 2008 to March 2010, he worked as a Customer Service Officer (Leasing Department) at Sino Estates Management Limited. From April 2008 to July 2008, he worked as a Clerk at the Credit Card Department of HSBC. From November 2007 to March 2008, he worked as a Management Trainee at Regal Riverside Hotel. From June 2006 to August 2006, he worked as a Game Promoter at Designer Group Company Limited. Mr. Lau majored in Associate of Arts in Communication and Public Relations at Community College of City University.

Mr. Lau Yun Chau does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Mr. Lau Yun Chau is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Mr. Lau Yun Chau.

Mr. Lau Yun Chau entered into a director offer letter with the Company on June 10, 2026, pursuant to which he will serve as an independent director until his successor is duly elected and qualified, subject to annual re-appointment by the Board. Under the director offer letter, Mr. Lau Yun Chau will receive annual compensation of US$7,000 for his services as an independent director of the Company. The foregoing description of the director offer letter does not purport to be complete and is qualified in its entirety by reference to the full text of the offer letter, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Appointment of Mr. Lau Chun as an Independent Director

On June 9, 2026, the Board appointed Mr. Lau Chun (“Mr. Lau Chun”) as an independent director of the Company. Mr. Lau Chun executed his consent to act as a director of the Company on June 10, 2026, and his appointment became effective on June 10, 2026.

Mr. Lau Chun has over 30 years of experience in financial leadership and corporate governance across the manufacturing, trading, consulting and professional services sectors. From 2021 to 2025, Mr. Lau served as a Senior Financial Consultant at Enlightenment Consultancy Limited, where he provided outsourced chief financial officer services and conducted financial and operational due diligence for investment and corporate projects. From 2011 to 2020, he served as Chief Executive Officer, and from 2006 to 2011 as Chief Financial Officer, of Akosombo Textile Limited (Cha Group) in Ghana and the United Kingdom. From 2004 to 2006, he served as Deputy General Manager and Chief Accountant of Eagle Won International Limited in Hong Kong and China. From 1998 to 2002, he served as Accounting and Finance Manager of Joybo Company Limited in Hong Kong and China. From 1995 to 1997, he served as a Senior Accountant at PricewaterhouseCoopers in Hong Kong, and from 1993 to 1995 as a Staff Accountant at Deloitte Touche Tohmatsu in Hong Kong. Mr. Lau received a Master of Finance degree from Colorado University of Art and Technology in 2024, an MSc in Financial Management from Edinburgh Business School in 2010, an MSc in Information Technology from Sacred Heart University in 2003, and a Bachelor of Business (Accountancy) from Queensland University of Technology in 1992. He is a Fellow Member of CPA Australia and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

Mr. Lau Chun does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Mr. Lau Chun is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Mr. Lau Chun.

Mr. Lau Chun entered into a director offer letter with the Company on June 10, 2026, pursuant to which he will serve as an independent director until his successor is duly elected and qualified, subject to annual re-appointment by the Board. Under the director offer letter, Mr. Lau Chun will receive annual compensation of US$18,000 for his services as an independent director of the Company. The foregoing description of the director offer letter does not purport to be complete and is qualified in its entirety by reference to the full text of the offer letter, a copy of which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

The Company’s board of directors continues to be composed of a majority of independent directors.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director offer letter between the Company and Mr. Lau Yun Chau
10.2	Director offer letter between the Company and Mr. Lau Chun

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: June 12, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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